Form 6-K

                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities and Exchange Act of 1934

For the period of                November 2000
                  --------------------------------------------------------------

                              Immune Network Ltd.
      --------------------------------------------------------------------
                (Translation of registrant's name into English)

              3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada
      --------------------------------------------------------------------
                    (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F       X             Form 40-F
                               --------------------          -------------------

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                      No             X
                               --------------------          -------------------

   [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
                   -----------------------------

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Immune Network Ltd.
                                              ----------------------------------
                                                          (Registrant)

Date   December 13, 2000                  By         /s/Ronald G. Paton
    -------------------------                 ----------------------------------
                                                        (Signature)*

                                            Ronald G. Paton, Corporate Secretary

*Print the name and title of the signing officer under his signature.

FOR IMMEDIATE RELEASE


             Immune Network Approved to Trade on OTC Bulletin Board
             ------------------------------------------------------

VANCOUVER, CANADA, November 13, 2000 -- Immune Network Ltd. (OTCBB: IMMKF; CDNX:
IMM) is pleased to report that the company's common shares have been approved for listing on the NASD OTC Bulletin Board. Trading on the OTC BB under the symbol IMMKF commenced today. J. Alexander Securities of Los Angeles has agreed to serve as the initial market maker for the Company (contact number 213-687-8400).

Dr. Allen Bain, President and CEO of Immune Network said, "The OTC Bulletin Board listing is a stepping stone for gaining access into the U.S. securities market. With our current drug development activities throughout the world, this listing will provide an additional avenue for our international investors to share in our future developments."

About Immune Network
--------------------

Immune Network is a biotech merchant developer. Immune Network identifies, acquires, rapidly facilitates the development of, and profitably divests undervalued drug development projects. Drug development projects are undertaken based on strong science, protectable intellectual property, clearly identified opportunities for rapid development, pre-identified exit strategy and significant market potential.

Immune Network's current projects include drug candidates for the treatment of Alzheimer Disease, AIDS, Herpes, Asthma, Cancer, Hepatitis, and Dermatitis. The stage of development of Immune Network projects spans from early discovery to late development.

Immune Network also holds a two-thirds controlling interest in BC Research Inc., a technology service company and incubator - a "technology integrator". As a service company, BC Research has annual revenues of approximately $7 million.
As an incubator, BC Research has successfully launched two technology companies. The 185,000 square foot BC Research complex is located on 10 acres adjacent to the University of British Columbia ("UBC"), in Vancouver, Canada. Providing access to facilities, new technology and expertise, the BC Research operation helps put Immune Network at the forefront of the biotechnology explosion in the Pacific northwest.

To learn more about Immune Network Ltd. and BC Research Inc., please visit our websites: www.immunenetwork.com and www.bcresearch.com.
          ---------------------     ------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                       -30-

Media Contact:  Ann Gibbs, Media Relations
Verlee Communications
Tel. (604) 970-5791
Email  anngibbs@direct.ca

Company Contact: Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            November 13, 2000

Item 3.     Press Release
            -------------

            News Release dated November 13, 2000 was disseminated through Canada Stockwatch, George Cross Newsletter and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that its common shares have been approved for listing on the NASD OTC Bulletin Board. Trading on the OTC BB under the symbol IMMKF commenced on November 13, 2000.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that its common shares have been approved for listing on the NASD OTC Bulletin Board. Trading on the OTC BB under the symbol IMMKF commenced on November 13, 2000. J. Alexander Securities of Los Angeles, California has agreed to serve as the initial market maker for the Issuer.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 16th day of November, 2000.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
    -------------------------------------
    Allen Bain
    President and Chief Executive Officer

FOR IMMEDIATE RELEASE

                          IMMUNE NETWORK LTD.

FIRST PATIENTS COMMENCE TREATMENT IN MULTICENTER ALZHEIMER DISEASE CLINICAL
---------------------------------------------------------------------------
                            TRIAL - DAD2000
                            ---------------

VANCOUVER, CANADA, November 16, 2000 -- Immune Network Ltd. (CDNX: IMM; OTC:
IMMKF) today announced that first patients have been enrolled and are receiving treatment in the "Dapsone in Alzheimer Disease 2000" (DAD2000) Phase II clinical trial.

Alzheimer disease (AD) is one of the leading causes of death in the elderly population. One in 10 people over 65 and nearly half of those over 85 have Alzheimer disease, resulting in a progressive loss of brain function, including memory and cognition. Worldwide, 12 million individuals have been afflicted and by 2025 that number will increase to 22 million.

Immune Network is developing a new drug (IQ201) that is intended to slow or stop the progress of AD. The company's current international, multi-center clinical trial (DAD2000) is testing the efficacy of an existing anti-inflammatory drug, dapsone, against AD. Inflammation is a pathological hallmark of AD, and it is thought to be among the major causes of the brain cell death associated with that disease.

DAD2000 involves several leading clinicians at 17 hospitals in 4 countries, including Brazil, South Africa, Poland and Israel. Over 200 patients will be recruited and treated with either placebo or dapsone. Treatment will continue for one full year and results from an interim data analysis are expected in 2001.

Patients eligible for the DAD2000 trial are between the ages of 50 and 90 and have been diagnosed with mild to moderate Alzheimer disease. The first patients in the DAD2000 trial began treatment in a clinical sites located in Cape Town, South Africa.

DAD2000 is a double blind, placebo control, prospective clinical trial that is managed under contract by CroMedica Global Inc. (www.cromedica.com) in accordance with the regulatory requirements of each participating country and in compliance with United States standards for Good Clinical Practice. The CroMedica Group of Medicines Development Companies, headquartered in Victoria, BC, Canada, operates on five continents and is considered to be a leader in the development of new central nervous system therapies, particularly in the area of Alzheimer disease.

The DAD2000 clinical trial is designed to give definitive support for pivotal clinical testing of Immune Network's new product, IQ201, scheduled to start in 2001. IQ201 is a new composition based on dapsone that is designed to possess enhanced properties to combat Alzheimer disease.

"Recently, there have been many anti-inflammatory drugs studied as possible AD therapeutics with little success. We feel that IQ201 will be a breakthrough for the treatment of AD as it has a much broader spectrum of anti-inflammatory activity than seen with previously investigated compounds. In addition, the putative mechanisms of dapsone and IQ201 could be more relevant to the actual inflammatory processes occurring in the AD brain," says Matt Sadler, Project Director at Immune Network.

Other types of anti-inflammatory drugs that have been investigated by other companies include arthritis drugs such as Celebrex by Searle, Monsanto (NYSE:
MON), and Vioxx by Merck (NYSE:MRK).

Dapsone and Alzheimer Disease:
------------------------------

The brain has its own unique immune system that serves to keep the brain free from foreign invaders and debris. In the case of AD, this immune system is chronically activated against certain stimuli (beta amyloid plaques and neurofibrillary tangles), arising as a result of underlying disease processes. In a futile effort to destroy these stimuli, activated immune cells constantly release chemical mediators that are directly and indirectly toxic to brain cells. Thus, rather than destroying the intended target, the immune system in the AD brain actually destroys the brain itself.

Immune Network's anti-inflammatory approach to treating Alzheimer disease is based on a 3,700 patient retrospective study conducted by Dr. Patrick McGeer of the University of British Columbia, and colleagues. This study indicated a 37% lower prevalence of dementia in patients taking dapsone for leprosy treatment. In further support of positive retrospective clinical studies with dapsone to date, there is growing evidence from animal models and in vitro studies demonstrating that dapsone can significantly reduce the toxic potential of neuro-immune cells known to be primarily responsible for brain cell death.
Thus, dapsone appears to be an anti-inflammatory that is relevant to the disease processes occurring in AD.

About  Immune  Network
----------------------

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our website: www.immunenetwork.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                     -30-



Media Contact:  Ann Gibbs, Media Relations
Verlee Communications
Tel. (604) 970-5791
Email  anngibbs@direct.ca

Company Contact: Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  rbagri@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            November 16, 2000

Item 3.     Press Release
            -------------

            News Release dated November 16, 2000 was disseminated through Canada Stockwatch, George Cross Newsletter and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that first patients have been enrolled and are receiving treatment in the "Dapsone in Alzheimer Disease 2000" Phase II clinical trial.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that first patients have been enrolled and are receiving treatment in the "Dapsone in Alzheimer Disease 2000" ("DAD2000") Phase II clinical trial.

            Alzheimer disease ("AD") is one of the leading causes of death in the elderly population. One in 10 people over 65 and nearly half of those over 85 have Alzheimer disease, resulting in a progressive loss of brain function, including memory and cognition. Worldwide, 12 million individuals have been afflicted and by 2025 that number will increase to 22 million.

            The Issuer is developing a new drug ("IQ201") that is intended to slow or stop the progress of AD. The Issuer's current international, multi-center clinical trial (DAD2000) is testing the efficacy of an existing anti-inflammatory drug, dapsone, against AD. Inflammation is a pathological hallmark of AD, and it is thought to be among the major causes of the brain cell death associated with that disease.

            DAD2000 involves several leading clinicians at 17 hospitals in 4 countries, including Brazil, South Africa, Poland and Israel. Over 200 patients will be recruited and treated with either placebo or dapsone. Treatment will continue for one full year and results from an interim data analysis are expected in 2001.

            Patients eligible for the DAD2000 trial are between the ages of 50 and 90 and have been diagnosed with mild to moderate Alzheimer disease. The first patients in the DAD2000 trial began treatment in a clinical sites located in Cape Town, South Africa.

            DAD2000 is a double blind, placebo control, prospective clinical trial that is managed under contract by CroMedica Global Inc. in accordance with the regulatory requirements of each participating country and in compliance with United States standards for Good Clinical Practice. The CroMedica Group of Medicines Development Companies, headquartered in Victoria, BC, Canada, operates on five continents and is considered to be a leader in the development of new central nervous system therapies, particularly in the area of Alzheimer disease.

            The DAD2000 clinical trial is designed to give definitive support for pivotal clinical testing of the Issuer's new product, IQ201, scheduled to start in 2001. IQ201 is a new composition based on dapsone that is designed to possess enhanced properties to combat Alzheimer disease.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone: (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 24th day of November, 2000.

IMMUNE NETWORK LTD.


Per:     /s/ Allen Bain
    -------------------------------------
    Allen Bain
    President and Chief Executive Officer

FOR IMMEDIATE RELEASE


             Immune Network Licenses New AIDS Therapies from Nissin
             ------------------------------------------------------

                  Lead product believed to inactivate HIV virus

VANCOUVER, CANADA, November 22, 2000 -- Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM), the world's first biotech merchant developer, announced today that it has acquired an exclusive world wide license, from a major Japanese company, for a new drug candidate for the treatment of HIV infection.

The agreement is with Nissin Shokuhin Kabushiki, Kaisha, doing business as Nissin Food Products Ltd., Osaka, Japan. The hNMO1 antibody was first discovered and patented by Nissin's R&D team at the Nissin Molecular Biology Institute Inc., Boston MA.

The hNM01 monoclonal antibody is believed to act by inactivating the HIV virus, which may delay the development of AIDS in HIV infected individuals. An investigational new drug application (IND) for the hNMO1 antibody has been reviewed by the FDA and Phase I clinical trials were initiated at the Beth Israel Deaconess Medical Center of Boston, MA. Immune Network will commence the production of hNMO1 for continued Phase I clinical development of the hNMO1 antibody.

Dr. Brian Conway, a leading physician in the field of HIV virology and member of Immune Network's Scientific Advisory Network said, "Immune Network's approach to immune-based therapies for HIV, developing multiple agents with varying mechanisms of action, has great potential for strengthening current approaches to the treatment of HIV infection. As such, hNMO1 is an ideal candidate for further evaluation in clinical trials."

Talieh Shahrokhi, Immune Network Project Coordinator, said: "The hNMO1 antibody is an ideal addition to our AIDS therapeutics portfolio. Our current 1F7 antibody works to reset the immune system, in short by targeting the host's immune system. The hNM01 antibody is targeted to, and is believed to inactivate the HIV virus and could thus complement the effect of 1F7."

Dr. Bruce Dezube, M.D., of Beth Israel Deaconess Medical Center in Boston, Massachusetts, and Associate Professor of Medicine at the Harvard Medical School, will continue as lead investigator for the hNMO1 clinical trial. Dr. Dezube's research, clinical contribution and teaching focuses on AIDS and

AIDS-related cancer. He is a prominent investigator in the multi-institutional AIDS Malignancy Consortium / National Cancer Institute / National Institute of Health. Dr. Dezube is also a member of Immune Network's Scientific Advisory Network.

Dr. Dezube said, "In our initial Phase I trial, hNMO1 was well tolerated even at the highest dose tested. We are eager about studying this novel agent in a much larger group of patients."

As of the end of 1999, an estimated 34.3 million people worldwide -- 33.0 million adults and 1.3 million children younger than 15 years -- were living with HIV/AIDS. Through 1999, cumulative HIV/AIDS-associated deaths worldwide numbered approximately 18.8 million -- 15.0 million adults and 3.8 million children younger than 15 years (http://www.niaid.nih.gov/factsheets/
                                -----------------------------------
aidsstat.htm).
------------

About Immune Network

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our website: www.immunenetwork.com
                   ---------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                      -30-



Media Contact:  Ann Gibbs, Media Relations
Verlee Communications
Tel. (604) 970-5791
Email  anngibbs@direct.ca

Company Contact: Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada V6S 2L2
Tel. (604) 222-5541
Toll Free  1-877-644-5541
Fax. (604) 222-5542
Internet  http://www.immunenetwork.com
      ----------------------------
Email  rbagri@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            November 22, 2000

Item 3.     Press Release
            -------------

            News Release dated November 22, 2000 was disseminated through Canada Stockwatch, George Cross Newsletter and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that it has acquired an exclusive world wide license, from a major Japanese company, for a new drug candidate for the treatment of HIV infection.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that it has acquired an exclusive world wide license, from a major Japanese company, for a new drug candidate for the treatment of HIV infection.

            The agreement is with Nissin Shokuhin Kabushiki, Kaisha, doing business as Nissin Food Products Ltd., Osaka, Japan. The hNMO1 antibody was first discovered and patented by Nissin's research and development team at the Nissin Molecular Biology Institute Inc., Boston, MA.

            The hNM01 monoclonal antibody is believed to act by inactivating the HIV virus, which may delay the development of AIDS in HIV infected individuals. An investigational new drug application (IND) for the hNMO1 antibody has been reviewed by the U.S. Food and Drug Administration and Phase I clinical trials were initiated at the Beth Israel Deaconess Medical Center of Boston, MA. The Issuer will commence the production of hNMO1 for continued Phase I clinical development of the hNMO1 antibody.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 29th day of November, 2000.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
    -------------------------------------
    Allen Bain
    President and Chief Executive Officer

FOR IMMEDIATE RELEASE


              Azure Dynamics Announces Merger, Close of Financing,
              ----------------------------------------------------
                           and Appointment of New CEO
                           --------------------------

VANCOUVER, CANADA, November 28, 2000 - Immune Network Ltd. (OTC: IMMKF, CDNX:
IMM) reports Azure Dynamics Inc. has signed an arm's length Business Combination Agreement to merge with Wild Horse Resources Ltd. (CDNX: WHR.A). Azure Dynamics has also closed its equity financing to raise gross proceeds of $2.3 million dollars. Azure reports this financing will enable it to complete a test conversion contract for a major national commercial fleet of short haul delivery vehicles.

Azure Dynamics Inc. was founded by Immune Network's subsidiary and technology incubator, BC Research Inc. Immune Network currently retains an approximate 25% indirect interest in this successful BC Research spin-off company.

Azure is developing its proprietary intelligent control systems technology for hybrid electric vehicles. A hybrid electric vehicle ("HEV") is an electric vehicle that also has an additional energy source, such as a small internal combustion engine. The system increases the range of the vehicle compared to fully electric vehicles and also serves to recharge the vehicles' batteries. Azure's proprietary adaptive control systems technology includes software and hardware which integrates the operations of the HEV with each individual's driving patterns and other driving conditions in order to achieve optimal efficiency and vehicle performance while also significantly reducing the vehicle emissions and energy consumption. Azure is located at the B.C. Research and Innovation Complex near the University of British Columbia in Vancouver, B.C., Canada.

Wild Horse is a Canadian Venture Exchange Inc. ("CDNX") listed company whose shares have been suspended from trading since November, 1999. The Merger of Wild Horse and Azure will constitute a Reverse Take-Over and Change of Business of Wild Horse under the policies of CDNX and the shareholders of Wild Horse will be asked to approve the Merger in accordance with the requirements of CDNX. In the event that the Merger proceeds by way of amalgamation, shareholder approval pursuant to applicable corporate laws will also be required. It is also the intention of Wild Horse to present a resolution to its shareholders for approval of a consolidation of the common shares of Wild Horse on the basis of one common share for every ten common shares currently outstanding.

Wild Horse has retained Yorkton Securities Inc. as sponsor in connection with the Merger, pursuant to which Yorkton Securities Inc. will receive a fee. Yorkton Securities Inc.'s retainer as sponsor is subject to completion of satisfactory due diligence. An agreement to sponsor should not be construed as any assurance with respect to the merits of this transaction or the likelihood of completion.

Completion of this transaction is subject to a number of conditions, including but not limited to CDNX acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Azure's Board of Directors are also pleased to announce the appointment of Mr. Donald Campbell Deacon as the new CEO of Azure Dynamics. Mr. Deacon's extensive experience in the formation and structuring of companies in the public markets is exemplified in his previous position as Chairman and CEO of Deacon BZW. While Chairman of Deacon BZW, Mr. Deacon served as Vice-Chairman and then Chairman of the Investment Dealers Association of Canada from 1991 - 1993. In addition, during the same period, he served as a Governor of the Canadian Investor Protection Fund. Mr. Deacon has also served as President and Director of UTS Energy Corporation, a TSE-listed company with a 22% interest in the billion dollar Fort Hills Oil Sands Project. Mr. Deacon is associated with the TSE-listed AZCAR Technologies Inc. and Turbo Genset Inc.

Mr. Deacon, commented, "Azure possesses all the ingredients for success.   We
have an exciting, experienced, imaginative team of engineers that have developed a prototype "smart energy management system" for class 2 to class 6 vehicles that should have a considerable positive impact on reducing the volume of emissions while simultaneously significantly reducing operating costs."


About Immune Network
--------------------

Immune Network Ltd. (CDNX: IMM) is the world's first biotech merchant developer. Its subsidiary, BC Research Inc., is a biotech and general technology services and incubator company. To learn more about Immune Network Ltd. and BC Research Inc., please visit our websites: www.immunenetwork.com and www.bcresearch.com.
                                 ---------------------     ------------------

To learn more about Azure Dynamics Inc., a BC Research spin off, please visit their website: www.azuredynamics.com
                ---------------------

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                     -30-


Company Contact: Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  rbagri@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                              Immune Network Ltd.
                               3650 Wesbrook Mall
                              Vancouver, BC V6S 2L2
                                Tel: 604-222-5541
                                Fax: 604-224-5542
                                                     Via Sedar/Electronic Filing

28 November 2000

Executive Director
BC Securities Commission
Suite 200 - 865 Hornby Street
Vancouver, BC
V6Z 2H4

Attention     :          Regulatory Filings
Ref           :          Unaudited Financials at September 30, 2000

Dear Reader:

Enclosed please find the following:

1) Unaudited financial statements for the nine months ended September 30, 2000; and
2)     Form 61, along with Schedules "A", "B", and "C".

We hereby confirm that the unaudited financial statements for the nine months ended September 30, 2000, along with Schedules "A", "B", and "C", as per supplemental mail list.

     This mailing was done November 28, 2000
     ---------------------------------------

Please contact our office if you have any questions.

Yours truly,

/s/ David Goold
David Goold, CA
Chief Financial Officer


Encl.

British Columbia                                                QUARTERLY REPORT
Securities Commission                                                Form 61
--------------------------------------------------------------------------------



================================================================================
Issuer Details                                                 Date of Report
Name of Issuer                    For Quarter Ended             Y      M     D
IMMUNE NETWORK LTD.               SEPTEMBER 30, 2000            00    11    27
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City             Province  Postal Code     Issuer Fax No.  Issuer Telephone No
VANCOUVER         B.C.     V6S 2L2         (604) 222-5542     (604) 222-5541
--------------------------------------------------------------------------------
Contact Person                   Contact's Position        Contact Telephone No.
ALLEN BAIN                       PRESIDENT & CEO              (604) 222-5541
================================================================================

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
================================================================================

Director's Signature             Print Full Name              Date Signed
                                                               Y      M     D
/s/ Allen I. Bain                ALLEN I. BAIN                00     11    27
--------------------------------------------------------------------------------
Director's Signature             Print Full Name              Date Signed
                                                               Y      M     D
/s/ Robert J. Gayton             ROBERT J. GAYTON             00     11    27
================================================================================

IMMUNE NETWORK  LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

IMMUNE NETWORK LTD.
Amalgamated under the Company Act of British Columbia
CONSOLIDATED BALANCE SHEET
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                     As at September 30
                                           -------------------------------------
                                                   2000              1999
ASSETS                                              $                 $
--------------------------------------------------------------------------------
Current
Cash and cash equivalents                     $  4,488,455         $    632,609
Short-term investment                                5,000                 -
Restricted investment                               75,000                 -
Amounts receivable                               1,337,253                8,085
Unbilled revenue                                   185,972                 -
Investment tax credits recoverable                 116,000                 -
Government grants receivable                        23,874                3,776
Deposits and prepaid expenses                      296,235               93,470
--------------------------------------------------------------------------------
                                                 6,527,789              737,940
--------------------------------------------------------------------------------
Loan receivable                                     50,000                 -
Deferred Charges                                    47,653                 -
Capital assets                                   5,264,048               33,887
Intellectual properties                            487,150              158,017
Investments                                      8,374,000                 -
Goodwill                                         4,368,927                 -
--------------------------------------------------------------------------------
                                              $ 25,119,567         $    929,844
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities      $  1,622,416         $     56,682
Current portion of obligations under
  capital leases                                   113,953                 -
--------------------------------------------------------------------------------
                                                 1,736,369               56,682
--------------------------------------------------------------------------------

Loan payable to shareholder                           -                  50,000
Obligations under capital leases                   276,120                 -
Long-term debt                                   1,603,675                 -
Minority interests in subsidiaries               4,067,412                 -
Deferred dilution gain                             249,181                 -
Future income taxes-non current                  2,150,938                 -
--------------------------------------------------------------------------------
                                                10,083,696              106,682
--------------------------------------------------------------------------------

Shareholders' equity
Common shares                                   17,775,833            3,816,365
Special warrants                                   112,500                 -
Class A convertible preferred shares             7,532,021                 -
Deficit                                        (10,384,482)          (2,993,203)
--------------------------------------------------------------------------------
                                                15,035,872              823,162
--------------------------------------------------------------------------------
                                              $ 25,119,567          $   929,844
================================================================================

On behalf of the Board:

           /s/ Allen I. Bain                     /s/ Robert J. Gayton
        Allen I. Bain, Director               Robert J. Gayton, Director

IMMUNE NETWORK  LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


IMMUNE NETWORK LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)


                                                      Nine months ended
                                                         September 30
                                           -------------------------------------
                                                   2000              1999
                                                    $                 $
                                           -----------------   -----------------

Contract services and rental revenue          $    764,720          $      -
Interest and other income                          180,032                6,215
--------------------------------------------------------------------------------
                                                   944,752                6,215
Direct costs on service contracts                  326,851                 -
--------------------------------------------------------------------------------
Gross margin                                       617,901                6,215

Research and development                         5,817,819              154,095
General and administrative                       1,387,995              166,484
Amortization                                       262,043                9,463
--------------------------------------------------------------------------------
                                                 7,467,857              330,042
================================================================================
Loss from operations for the period              6,849,956              323,827

Loss from write down of investments and loans      120,156                 -
Minority interests in losses of subsidiaries       (70,990)                -
--------------------------------------------------------------------------------
Loss for the period                              6,899,122              323,827

Deficit, beginning of period                     3,485,360            2,669,376
--------------------------------------------------------------------------------

Deficit, end of period                        $ 10,384,482          $ 2,993,203
================================================================================

Loss per common share                                0.191                0.014
--------------------------------------------------------------------------------

Weighted average number of
outstanding shares                              36,121,116           23,010,972
================================================================================

IMMUNE NETWORK  LTD.
INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


IMMUNE NETWORK LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                      Nine months ended
                                                         September 30
                                           -------------------------------------
                                                   2000              1999
                                                    $                 $
                                           -----------------   -----------------

OPERATING ACTIVITIES
Loss for the period                           $ (6,899,122)         $  (323,827)
Items not involving cash
Amortization                                       262,043                9,463
Amortization of deferred charges                     5,847                 -
Write off of investments and loans                 120,156                 -
Minority interest in losses of subsidiaries        (70,990)                -
--------------------------------------------------------------------------------
                                                (6,582,066)            (314,364)
Amounts receivable                                (512,830)              (5,075)
Unbilled revenue                                     4,320                 -
Government grants receivable                       (18,138)              (3,776)
Deposits and prepaid expenses                     (181,972)             (85,866)
Accounts payable and accrued liabilities            70,578              (30,972)
Deferred charges                                   (53,500)                -
--------------------------------------------------------------------------------
Cash used in operating activities               (7,273,608)            (440,053)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares          9,540,896            1,049,575
Issuance of special warrants                       112,500                 -
Long-term debt                                   1,603,675                 -
Repayment (advance) of loan from (to) officer       32,213                 -
Payment on obligations under capital lease         (14,623)                -
--------------------------------------------------------------------------------
Cash provided by financing activities           11,274,661            1,049,575
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties               (245,997)             (17,347)
Purchase of capital assets                        (211,183)             (36,558)
Purchase of investment                             (90,260)                -
Purchase of restricted investment                  (75,000)                -
Sale (Purchase) of short-term investment            45,000                 -
Net cash from acquisition of BC Research Inc.      947,784                 -
--------------------------------------------------------------------------------
Cash used in investing activities                  370,344              (53,905)
--------------------------------------------------------------------------------

Increase in cash and cash equivalents            4,371,397              555,617
Cash and cash equivalents, beginning of period     117,058               76,992
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period      $  4,488,455          $   632,609
================================================================================

British Columbia                                                QUARTERLY REPORT
Securities Commission                                                Form 61
--------------------------------------------------------------------------------

Issuer Details                                                 Date of Report
Name of Issuer                    For Quarter Ended             Y      M     D
IMMUNE NETWORK LTD.               SEPTEMBER 30, 2000            00    11    27
--------------------------------------------------------------------------------
Issuer's Address
3650 WESBROOK MALL
--------------------------------------------------------------------------------
City             Province  Postal Code     Issuer Fax No.  Issuer Telephone No
VANCOUVER         B.C.     V6S 2L2         (604) 222-5542     (604) 222-5541
--------------------------------------------------------------------------------
Contact Person                   Contact's Position        Contact Telephone No.
ALLEN BAIN                       PRESIDENT & CEO              (604) 222-5541
================================================================================

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
================================================================================

Director's Signature             Print Full Name              Date Signed
                                                               Y      M     D
/s/ Allen I. Bain                ALLEN I. BAIN                00     11    27
--------------------------------------------------------------------------------
Director's Signature             Print Full Name              Date Signed
                                                               Y      M     D
/s/ Robert J. Gayton             ROBERT J. GAYTON             00     11    27
================================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


Section 1 - For the Fiscal Year-to-Date (January 1, 2000 to September 30, 2000)


a)     Deferred costs - Patents, License and Technology

                                                Accumulated     Net Book
                                       Cost     Amortization     Value
                                        $            $             $
       -------------------------------------------------------------------------


       Technology                     208,835         57,564        151,271
       License                        189,383         21,002        168,381
       Patents                        223,817         84,900        138,917
       Trademark                       31,040          2,459         28,581
       -------------------------------------------------------------------------
                                      653,075        165,925        487,150
       =========================================================================




b)     Research and development expenditures

                                                   Nine months ended
                                                      September 30
                                              ---------------------------
                                                         2000
                                                           $
       ---------------------------------------------------------------------
       Consulting                                        85,166
       Laboratory, office and sundry                    536,579
       Salaries and benefits                            317,304
       Clinical trials                                4,764,721
       Contract research and collaboration               74,022
       Travel                                            67,168
       ---------------------------------------------------------------------
                                                      5,844,960

       Less grants                                      (26,793)
            Research Royalty                               (348)
       ---------------------------------------------------------------------
                                                      5,817,819
       =====================================================================

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


c)     General and administrative expenditures


                                                   Nine months ended
                                                      September 30
                                              ---------------------------
                                                         2000
                                                           $
       ---------------------------------------------------------------------
       Administrative expenses;
       Advertising                                         -
       Consulting                                       100,165
       Interest and bank charges                         12,158
       Legal, audit and accounting                      211,586
       Office expenses                                  184,116
       Postage                                            6,246
       Promotion and entertainment                      157,131
       Rent                                             137,306
       Salaries and benefits                            415,787
       Securities, brokerage and transfer agent fees     43,836
       Subscriptions                                      5,913
       Telephone                                         19,948
       Travel                                            93,803
       ---------------------------------------------------------------------
       Total                                          1,387,995
       =====================================================================



d). Aggregate amount of expenditures made to parties not at arm's length from the issuer

     I. During the nine months ended September 30, 2000, the Company incurred $nil [nine months ended September 30, 1999 - $7,417] for consulting services rendered by companies controlled by directors of the Company.

     II. Legal fees and expenses totaling $ 223,868, were incurred during the nine months ended September 30, 2000 [1999 $ 24,247] to a legal firm where one of the principals is an officer of the company.

     III. Accounting fees of $ 46,067 were incurred during the nine months ended September 30, 2000 [1999 $ 13,815] to an accounting firm where one of the principals is an officer of the company.

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


Section 2 - For the quarter Under Review (July 1, 2000 to September 30, 2000)

a)   Summary of securities issued during the quarter

-----------------------------------------------------------------------------------------------------------------------------------
Date of           Type of            Type of           Number           Price            Total          Type of        Commission
Issue             Security            Issue                                             Proceeds     Consideration        Paid
-----------------------------------------------------------------------------------------------------------------------------------
7-Jul           Common shares         Warrants               33,327      0.15                4,999         Cash           NIL

10-Jul          Common shares         Warrants               10,000      0.15                1,500         Cash           NIL

10-Jul          Common shares         Warrants              100,000      0.15               15,000         Cash           NIL

10-Jul          Common shares         Warrants              647,000      0.15               97,050         Cash           NIL

10-Jul          Common shares         Warrants               33,000      0.15                4,950         Cash           NIL

13-Jul          Common shares         Warrants              666,660      0.15               99,999         Cash           NIL

14-Jul          Common shares         Warrants              153,327      0.15               22,999         Cash           NIL

13-Jul          Common shares         Warrants              666,660      0.15               99,999         Cash           NIL

13-Jul          Common shares         Warrants               30,000      0.15                4,500         Cash           NIL

13-Jul          Common shares         Warrants               60,000      0.15                9,000         Cash           NIL

21-Jul          Common shares         Special warrants      320,000      0.15               48,000         Cash           NIL
                                      Converted

10-Aug          Common shares         Warrants              133,000      0.18               23,940         Cash           NIL

14-Aug          Common shares         Special warrants      500,000      0.15               75,000         Cash           NIL
                                      converted

14-Aug          Common shares         Special warrants       50,000      0.15                7,500         Cash           NIL
                                      converted

14-Aug          Common shares         Special warrants      300,000      0.15               45,000         Cash           NIL
                                      converted

18-Aug          Common shares         Special warrants   16,999,975      0.50            8,499,999         Cash           NIL
                                      converted

18-Aug          Common shares         Shares              7,532,021      0.58            4,368,572       Equity           NIL

18-Aug          Preferred shares      Shares              7,532,021      1.00            7,532,021       Equity           NIL

30-Aug          Common shares         Special warrants      200,000      0.15               30,000         Cash           NIL
                                      converted

1-Sep           Common shares         Warrants               50,000      0.15                7,500         Cash           NIL

1-Sep           Common shares         Private Placement     727,272      0.55              400,000         Cash           NIL

8-Sep           Common shares         Warrants               20,000      0.18                3,600         Cash           NIL

13-Sep          Common shares         Agents Options         38,136      0.55               20,975         Cash           NIL

14-Sep          Common shares         Warrants               80,000      0.18               14,400         Cash           NIL

20-Sep          Common shares         Warrants              300,000      0.15               45,000         Cash           NIL

30-Sep          Common shares         Warrants               33,000      0.18                5,940         Cash           NIL
-----------------------------------------------------------------------------------------------------------------------------------

Total                                                    37,215,399                     21,487,443
===================================================================================================================================

b)   Summary of options granted during the quarter     Nil

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


Section 3 - As at the End of the Quarter (September 30, 2000)

a)   Authorized capital and summary of shares issued and outstanding

    i)    Common shares without par value,-200,000,000 authorized

                                                      Number           Amount
                                                     of Shares           $
    ----------------------------------------------------------------------------
    Balance at December 31, 1996 and 1997            19,970,452       2,602,790
    Issued for cash pursuant to private placement       400,000          80,000
    Issued for cash upon exercise of options            200,000          30,000
    ----------------------------------------------------------------------------
    Balance at December 31, 1998                     20,570,452       2,712,790
    Issued for cash pursuant to private placement       360,000          54,000
    Issued for cash upon exercise of options            625,000          93,750
    Issued for cash upon exercise of warrants            97,500          22,425
    Issued for cash pursuant to private placement,
         net of issuance costs of $9,576              6,286,513         933,400
    ----------------------------------------------------------------------------
    Balance at December 31, 1999                     27,939,465       3,816,365
    Issued for cash upon exercise of options          2,428,000         492,885
    Issued for cash upon exercise of warrants         5,563,301         843,975
    Issued via conversion of shareholder's loan         200,000          50,000
    Issued on acquisition of BC Research Inc.         7,532,021       4,368,572
    Issue for cash appointed of Agents Compensation
         Options                                         38,136          20,975
    Issued for cash pursuant to private placement,
         net of issuance costs of $922,438           19,097,247       8,183,061
    ----------------------------------------------------------------------------
    Balance at September 30, 2000                    62,798,170      17,775,833
    ============================================================================


    ii) Class A convertible preferred shares, par value of $1.00 per share-20,000,000 authorized

                                                      Number           Amount
                                                     of Shares           $
    ----------------------------------------------------------------------------
    Balance at December 31, 1999                           -               -
    Issued on acquisition of BC Research Inc.         7,532,021       7,532,021
    ----------------------------------------------------------------------------
    Balance at September 30, 2000                     7,532,021       7,532,021
    ============================================================================

b)   Summary of options, warrants and convertible securities outstanding

    i)   Share Purchase Warrants Outstanding

         Common share purchase warrants outstanding are as follows:

           Number of        Exercise
          Common Shares     Price
             Issuable         $                       Expiry Date
    ----------------------------------------------------------------------------

            1,023,212     0.18             July 13, 2001
            1,820,000     0.15 and 0.17    January 23, 2001 and January 23, 2002
            8,499,997     1.40             September 8, 2001
              772,727(1)  1.40             September 8, 2001
              363,636     1.40             August 31, 2002
    ----------------------------------------------------------------------------
           12,479,563
    ============================================================================
     1 Assuming the agent exercises the Agent's Compensation Options.

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


    ii)  Special Warrants Outstanding

    ----------------------------------------------------------------------------
    Date of     Type of         Type of         Number           Price
     Issue     Security         Issue
    ----------------------------------------------------------------------------
    24-Jan     Special          Private         750,000          0.15
               Warrants         Placement



         Each warrant can be converted by the warrant holders anytime up to January 24, 2001, into one unit which is comprised of one common share and one purchase warrant. If such warrants are not exercised by the warrant holders by January 24, 2001, the special warrants will automatically converted into units. Each purchase warrant entitles the holder to acquire one common share at $0.15 up to January 23, 2001 and at $0.17 up to January 23, 2002.

    iii) Stock Option Outstanding

            Number of
          stock options                 Exercise
           outstanding                   Price
         and exercisable                   $                Expiry Date
    ----------------------------------------------------------------------------

              50,000                      0.15              May 19, 2003
              70,000                      0.15              May 21, 2004
              80,500                      0.23              June 9, 2004
             230,000                      0.23              July 25, 2004
             831,500                      0.40              January 24, 2005
           1,140,000                      1.20              April 19, 2005
    ----------------------------------------------------------------------------
           2,402,000
    ============================================================================

    iv)  Agent's Compensation Options

    ----------------------------------------------------------------------------
    Date of     Type of         Type of         Number           Price
     Issue     Security         Issue
    ----------------------------------------------------------------------------
    9-Mar      Agent's          Private       1,507,318          0.55
               Options          Placement

         Each Agent's Compensation Option entitles the agent to acquire one unit until September 8, 2001 at a price of $0.55 each. Each unit is comprised of one common share and half of one purchase warrant. Each whole purchase warrant entitles the holder to acquire one common share at $1.40 per share until September 8, 2001

IMMUNE NETWORK LTD.
SCHEDULE B: SUPPLEMENTAL INFORMATION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


Section 3 - As at the End of the Quarter (September 30, 2000)


c)   Number of shares in escrow or subject to a pooling agreement

     The Company has 5,566,667 common shares held in escrow.


d)   List of Directors:

     Dr. Robert J. Gayton
     Dr. Allen I. Bain
     Mr. Oh, Kim Sun, CA
     Dr. Don B. Rix

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------



QUARTERLY REPORT TO SHAREHOLDERS -

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

FORM 61 - SCHEDULE C: MANAGEMENT DISCUSSION

The following information should be read in conjunction with the unaudited consolidated financial statements included therein, which are prepared in accordance with generally accepted accounting principles in Canada.

FINANCINGS

On August 10, 2000, the Company filed a final prospectus relating to the distribution of 16,999,998 common shares and 8,499,999 common share purchase warrants issuable upon the exercise of the 15,454,544 Special Warrants issued previously, and up to 772,727 of the 1,545,544 agent's compensation options of the Company issuable upon exercise of previously issued agent's special warrants. Receipts of the final prospectus were issued by British Columbia, Alberta, Ontario and Quebec securities commission on August 11, 2000.

On September 1, 2000 the Company closed the private placement, previously announced on July 28, 2000, of 727,273 units at $0.55 per unit, for gross proceeds of $400,000. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle its holder to purchase one additional common share of the company at price of $1.40 for two years.

CORPORATE DEVELOPMENT

1.   BC Research Acquisition
     -----------------------
On August 18, 2000 the Company completed its acquisition of an approximate two-thirds controlling interest in BC Research Inc. ("BCR",www.bcresearch.com), a leading technology innovation incubator. As payment for the BCR shares, the Company has issued 7,532,021 common shares and 7,532,021 Class A convertible preferred shares. These securities are subject to resale restrictions including a hold period over the common shares expiring at midnight on December 18, 2000.

BCR is a leading innovation integrator with approximately $7 million in annual revenues. There are 370 people at the BC Research and Innovation Complex working in 22 high-tech companies, including over 100 workers employed by BC Research itself. The 185,000 square foot BC Research and Innovation Complex is located on 10 acres at the University of British Columbia, in Vancouver.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------


BCR consists of three major components: infrastructure, services, and a technology incubator. BCR infrastructure provides lab and office space for several public and private companies, including Nortran Pharmaceuticals Inc., and Micrologix Biotech Inc. BCR's current services include specialized laboratory testing, field studies, consulting, and applied research and development. BCR's technology incubator has resulted in successful spin-offs companies, including Azure Dynamics Inc. and CellFor Inc. (formerly Silvagen Inc.).

2.   Employee Stock Option Plan
     --------------------------
The Company has implemented a stock option plan (the "Plan"), in accordance with the policies of the Canadian Venture Exchange, to attract, retain and motivate directors, officers, employees and consultants and reward them for their contributions to the long term goals of the Issuer and to enable and encourage such persons to acquire Common Shares as long term investments. The Plan was accepted by the Exchange on June 16, 2000, and approved by the shareholders of the Issuer at its annual general meeting held on June 21, 2000. The Plan will permit the issuance of stock options entitling the holders to purchase up to a total of 6,622,958 Common Shares, inclusive of the 2,402,000 Common Shares that may be purchased upon the exercise of the outstanding stock options as at September 30, 2000.

3.   Shareholder Meeting
     -------------------
On August 16, 2000 the Company received the approval of all resolutions presented at its re-convened annual general meeting. The resolutions passed include official change of the Company name from "Immune Network Research Ltd." to "Immune Network Ltd." Also, by special resolution, the authorized share capital of the Company was increased from one hundred million shares to a total of two hundred million common shares without par value and 20 million Class A convertible preferred shares with par value of $1.00 each. Class A convertible preferred shares were created for the purpose of the acquisition of BC Research Inc.

RESEARCH PROGRESS

AIDS Project (1F7)

In the quarter ended September 30, 2000 Immune Network continued activities in preparation for production and further testing of the 1F7 antibody.

Alzheimer Disease Project (AD2)

In the second quarter of 2000 Immune Network and CroMedica Global carried out preparations for the international phase II clinical trial of the company's Alzheimer disease drug candidate. At the end of August, Cromedica convened a worldwide clinical investigators' meeting for the DAD2000 Phase II trial of dapsone in Alzheimer disease. First patients were started in the trial in November 2000.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------




Asthma Project (BP1)

Immune Network and Bridge Pharma announced that they were expanding the scope of their joint venture, which was initially established in August 1999 to develop potential new treatments for asthma.

Bridge Pharma is contributing additional intellectual property and several new compounds. The joint venture will also begin a program to study some of its compounds for the treatment of atopic dermatitis (eczema). If the joint venture proceeds into human clinical trials with two drug candidates, Immune Network will contribute an additional US $1.5 million to the collaboration.

Atopic dermatitis, which may affect as many as 15 million Americans, is a noncontagious hereditary allergic disease that causes chronic, and often painful, inflammation of the skin.

In the quarter ended September 30, 2000 Immune Network and Bridge Pharma continued laboratory studies on the asthma compounds towards the selection of a clinical candidate.


APPOINTMENTS

On August 9th, the Company added Dr. Bruce Dezube, Dr. Luc Montagne, and Dr. John Salmon to the Scientific Advisory Network

On September 18th, the Company announced the appointment of David Goold as Chief Financial Officer.


FINANCIAL HIGHLIGHTS

Results of Operations

For the nine months ended September 30, 2000, Immune Network Ltd. incurred a consolidated net loss of $6,899,122 or $0.191 per share. This compared to net loss for the nine months ended September 30, 1999 of $323,827 or $0.014 per share. The results for the nine months ended September 30, 2000, include the consolidated results of operations of BC Research Inc. and Azure Dynamics Inc., for the period from August 19 to September 30, 2000.

IMMUNE NETWORK LTD.
SCHEDULE C: MANAGEMENT DISCUSSION
SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

Research and development expenses, for the nine months ended September 30, 2000 were $5,817,819 as compared to $154,095 during the nine months ended September 30, 1999. Research and development expenses incurred in the first nine months of 2000 were primarily due to the costs associated with the research program of AIDS project 1F7 antibody and the Asthma BP1 project, the phase II clinical trial cost of the Alzheimer project and the research and development program in Azure Dynamics Inc., to develop the hybrid controller. General and administrative expenses for the nine months ended September 30, 2000 were $1,387,995 as compared to $166,484 during the nine months ended September 30, 1999. The consolidated general and administration expenses for the current period include the consolidated operating expenses of BC Research for the period from August 19 to September 30, 2000

The loss from the write down in loans and investments of $120,156 relates to management's on-going evaluation of the Company's projects. It is management's opinion that the equity investment in Skye Boat, Inc. and the investment in and the loan to MindMyBody.com, Inc. are impaired and that realization is in doubt.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital at September 30, 2000 was $4,791,418 (1999: $681,258). At
September 30, 2000, the Company had $4,488,455 in cash and cash equivalents (1999: $632,609).

INVESTOR RELATIONS

All investor relations activities were carried out by company personnel.

SUBSEQUENT ACTIVITIES

a) On October 18th, 2000 Ron Kertesz resigned as an Officer and Commercial Director of the Company.

b) On October 25th, 2000, the Company exercised its option to acquire 3,333,333 shares in Meditech Pharmaceuticals Inc. for US $ 100,000.

c) On November 13th, 2000, the Company commenced trading on the OTC NASDAQ under the trade symbol (IMMKF).

d) On November 16th, 2000, the Company announced that first patients have been enrolled and are receiving treatment in the Alzheimer Phase II clinical trial.

e) On November 22nd, 2000, the Company announced that it has acquired an exclusive world wide license, from a major Japanese company, for a new drug candidate for the treatment of HIV infection.

FOR IMMEDIATE RELEASE


                  Immune Network Reports Third Quarter Results
                  --------------------------------------------


VANCOUVER, CANADA, November 29, 2000 -- Immune Network Ltd. (OTC: IMMKF; CDNX:
IMM) today reports their consolidated third quarter results for the period ending September 30, 2000, which for the first time includes the consolidation of the financial position of BC Research Inc.

"The third quarter of 2000 was an exciting one for Immune Network as it completed its acquisition of two thirds controlling interest in BC Research Inc., and signed an alliance agreement with NORAM Engineering and Constructors Ltd., the other major BC Research shareholder. The company also completed a strategic private placement which raised gross proceeds of $400,000," said Mr. Dave Goold, CFO of Immune Network Ltd.

Results of operations for the nine months ended September 30, 2000
------------------------------------------------------------------

The following consolidated financial statements include the financial results of BC Research Inc., for the period from August 19 through to September 30, 2000, as well as the operation of Immune Network for the year to date. The reported revenue of $765,000 resulted from the BC Research contract services and rental operation for the period from August 19 to September 30, 2000.

Research and development expenses, for the nine months ended September 30, 2000 were $5,817,819 as compared to $154,095 during the nine months ended September 30, 1999. These expenses were incurred in the first nine months of 2000 and are associated with the continuing research programs such as the AD2 Alzheimer project, the 1F7 AIDS project and the Asthma BP1 project as well as the research and development program in Azure Dynamics Inc. to further develop its adaptive control technology.

The company has also stated the write down in loans and investments of $120,156 relating to management's on-going evaluation of company projects. Though project development is ongoing, it is management's opinion that it is appropriate that the equity investment in Skye Boat Inc., and the investment in and the loan to MindMyBody.com Inc., be recorded as write downs at this time.

IMMUNE NETWORK LTD.
CONSOLIDATED BALANCE SHEET
(unaudited - prepared by management)
(expressed in Canadian Dollars)
--------------------------------------------------------------------------------
                                                     As at September 30
                                           -------------------------------------
                                                   2000              1999
ASSETS                                              $                 $
--------------------------------------------------------------------------------
Current
Cash and cash equivalents                     $  4,488,455         $    632,609
Short-term investment                                5,000                 -
Restricted investment                               75,000                 -
Amounts receivable                               1,337,253                8,085
Unbilled revenue                                   185,972                 -
Investment tax credits recoverable                 116,000                 -
Government grants receivable                        23,874                3,776
Deposits and prepaid expenses                      296,235               93,470
--------------------------------------------------------------------------------
                                                 6,527,789              737,940
--------------------------------------------------------------------------------
Loan receivable                                     50,000                 -
Deferred Charges                                    47,653                 -
Capital assets                                   5,264,048               33,887
Intellectual properties                            487,150              158,017
Investments                                      8,374,000                 -
Goodwill                                         4,368,927                 -
--------------------------------------------------------------------------------
                                              $ 25,119,567         $    929,844
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities      $  1,622,416         $     56,682
Current portion of obligations under
  capital leases                                   113,953                 -
--------------------------------------------------------------------------------
                                                 1,736,369               56,682
--------------------------------------------------------------------------------

Loan payable to shareholder                           -                  50,000
Obligations under capital leases                   276,120                 -
Long-term debt                                   1,603,675                 -
Minority interests in subsidiaries               4,067,412                 -
Deferred dilution gain                             249,181                 -
Future income taxes-non current                  2,150,938                 -
--------------------------------------------------------------------------------
                                                10,083,696              106,682
--------------------------------------------------------------------------------

Shareholders' equity
Common shares                                   17,775,833            3,816,365
Special warrants                                   112,500                 -
Class A convertible preferred shares             7,532,021                 -
Deficit                                        (10,384,482)          (2,993,203)
--------------------------------------------------------------------------------
                                                15,035,872              823,162
--------------------------------------------------------------------------------
                                              $ 25,119,567          $   929,844
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited - prepared by management)
(expressed in Canadian Dollars)


                                                      Nine months ended
                                                         September 30
                                           -------------------------------------
                                                   2000              1999
                                                    $                 $
                                           -----------------   -----------------

Contract services and rental revenue          $    764,720          $      -
Interest and other income                          180,032                6,215
--------------------------------------------------------------------------------
                                                   944,752                6,215
Direct costs on service contracts                  326,851                 -
--------------------------------------------------------------------------------
Gross margin                                       617,901                6,215

Research and development                         5,817,819              154,095
General and administrative                       1,387,995              166,484
Amortization                                       262,043                9,463
--------------------------------------------------------------------------------
                                                 7,467,857              330,042
================================================================================
Loss from operations for the period              6,849,956              323,827

Loss from write down of investments and loans      120,156                 -
Minority interests in losses of subsidiaries       (70,990)                -
--------------------------------------------------------------------------------
Loss for the period                              6,899,122              323,827

Deficit, beginning of period                     3,485,360            2,669,376
--------------------------------------------------------------------------------

Deficit, end of period                        $ 10,384,482          $ 2,993,203
================================================================================

Loss per common share                                0.191                0.014
--------------------------------------------------------------------------------

Weighted average number of
outstanding shares                              36,121,116           23,010,972

                CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in Canadian Dollars)

                                                      Nine months ended
                                                         September 30
                                           -------------------------------------
                                                   2000              1999
                                                    $                 $
                                           -----------------   -----------------

OPERATING ACTIVITIES
Loss for the period                           $ (6,899,122)         $  (323,827)
Items not involving cash
Amortization                                       262,043                9,463
Amortization of deferred charges                     5,847                 -
Write off of investments and loans                 120,156                 -
Minority interest in losses of subsidiaries        (70,990)                -
--------------------------------------------------------------------------------
                                                (6,582,066)            (314,364)
Amounts receivable                                (512,830)              (5,075)
Unbilled revenue                                     4,320                 -
Government grants receivable                       (18,138)              (3,776)
Deposits and prepaid expenses                     (181,972)             (85,866)

Accounts payable and accrued liabilities            70,578              (30,972)
Deferred charges                                   (53,500)                -
--------------------------------------------------------------------------------
Cash used in operating activities               (7,273,608)            (440,053)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares          9,540,896            1,049,575
Issuance of special warrants                       112,500                 -
Long-term debt                                   1,603,675                 -
Repayment (advance) of loan from (to) officer       32,213                 -
Payment on obligations under capital lease         (14,623)                -
--------------------------------------------------------------------------------
Cash provided by financing activities           11,274,661            1,049,575
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of intellectual properties               (245,997)             (17,347)
Purchase of capital assets                        (211,183)             (36,558)
Purchase of investment                             (90,260)                -
Purchase of restricted investment                  (75,000)                -
Sale (Purchase) of short-term investment            45,000                 -
Net cash from acquisition of BC Research Inc.      947,784                 -
--------------------------------------------------------------------------------
Cash used in investing activities                  370,344              (53,905)
--------------------------------------------------------------------------------

Increase in cash and cash equivalents            4,371,397              555,617
Cash and cash equivalents, beginning of period     117,058               76,992
--------------------------------------------------------------------------------
Cash and cash equivalents, end of period      $  4,488,455          $   632,609


Appointments in the third quarter included the addition of Mr. David Goold as Chief Financial Officer and Dr. Bruce Dezube, Dr. Luc Montagne, and Dr. John Salmon to the Scientific Advisory Network. In this quarter, Mr. Ron Kertesz resigned as an Officer and Commercial Director of the Company.

To review the complete quarterly report please visit Immune Network Ltd.'s website (www.immunenetwork.com) or our Sedar filing (www.sedar.com), that will
         ---------------------
include the supplemental information and management discussion.

Immune Network will hold a conference call to present and discuss third quarter results on November 30, 2000 at 8:30 am PST (11:30 am Eastern Time). The call can be accessed by dialing 604-519-2100 (Vancouver) or toll free at 1-877-452-1114 (outside Vancouver). After dialing, participants must input the security code 1490 to enter into the conference call. An internet slide show accompanying the call will be available on the home page: www.immunenetwork.com.
                                                          ---------------------

About Immune Network

To learn more about Immune Network Ltd., biotech's merchant developer, please visit our website: www.immunenetwork.com
                   ---------------------

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                     -30-


Company Contact: Rupinder Bagri, Corporate Communications
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free   1-877-644-5541
Fax.  (604) 222-5542
Internet  http://www.immunenetwork.com
          ----------------------------
Email  rbagri@immunenetwork.com


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE